Keyno

Preventing Online Bank Theft —Dynamic CVV2 Number

KEYNO.IO LAGUNA BEACH CALIFORNIA

Software



Take Charge.
The First Two-Factor (2FA) for Credit, Debit, and Prepaid Cards.

December 19, 2013, changed everything for me. Target confirmed the theft of 43 million credit and debit card numbers. I knew the solution was dynamic data, information when stolen would be of no value to the thief. After six long years, Keyno is now a reality and CVVkey is available to protect credit and debit cards worldwide.

Robert J Steinman Founder & CEO @ Keyno

Why you may want to support us...

1. The First Dynamic CVV2 Service
2. Integrated with VISA
3. Meets European PSD2 requirements for Strong Customer Authentication
4. Sold to Banks, Free to Cardholders
5. Research shows that 3 out 4 consumers would feel safer with dynamic CVV2
6. Only 3 easy steps for banks to enroll in Keyno's service. No integration required.
7. 15+ Billion Payment Cards Worldwide
8. 10+ bank prospects in sales pipeline

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Robert J Steinman
Founder & CEO
Robert J. Steinman is the inventor of the CVVKey concept, an engineer with an MBA, a serial entrepreneur and has over 40 year of business & software development experience.

Lester Diaz
Founder & CTO
Lester Diaz is the software architect of the CVVKey platform, an engineer specializing in large-scale distributed systems, with over 15 years of experience in applications architecture, cloud computing, cyber security and compliance

Rustin Carpenter
Chief Revenue Adviser
Rustin Carpenter has 22+ years experience in the payment industry, having worked at Datacard, ViVOtech, FIS, Amex, Accenture, & D&B; along with contacts at 67 of the top 100 North American Banks.

SEE MORE

In the news

February 25, 2020 @ nilsonreport.com

Downloads

Wefunder Keyno Pitch V7.3.pdf
Keyno Inforgraphic.pdf

Online card fraud is a $6.4 billion problem in the US alone.

December 19, 2013, changed everything for me. Target confirmed the theft of 43 million credit and debit card numbers. **It was later revealed that a single employee of an HVAC vendor to Target, opened one email and started it all.** The virus weaved its way through the HVAC vendor's computers, onto Target's computers, and eventually reached Target's point-of-sale terminals. Then every time a consumer used their card at Target, all of the card data was exposed and sent to the thief.

This is crazy! **It is no longer about trusting the store; now, it is about trusting their entire supply chain.** Tens of thousands of people every time I use my card. If just one of the thousands of individuals, at any time visits the wrong site, opens the wrong email, or installs the wrong software, the whole system can become compromised. Can card data ever be safe?

I set out to find a better way. What we needed was dynamic data. Information, that when stolen would be of no value to the thief. I noticed that the 3-digit security code that is printed on the card, the CVV2. **Could the CVV2 be made dynamic like the codes on Google Authenticator?**

After six long years, Keyno is a reality and CVVkey is available to protect credit, debit, and prepaid cards. **What I like most about our solution is the security it gives me; I feel safer every time my code rotates over.** I like knowing that no one would have my correct code for very long. Keyno is integrated with VisaNet, so banks that issue Visa cards can quickly onboard Keyno in 6-8 weeks.

-Robert Steinman, Founder & CEO

The Dark Web and Your Data

Credit, Debit, & Prepaid card details are sold on the Dark Web for as little as $5 a card. That includes name, payment card number, expiration dates, and CVV2, all available to a criminal.

It is happening all the time, just recently in July 2019 a Capitol One breach exposed information on over 100,000,000 million credit and debit card customers to the Dark Web. It easy to understand why Financial Analysts all agree that CNP (Card-Not-Present) Fraud will be getting worse for years to come. **There is little the average person can do to protect themselves, until now.**

Keeping all your money safe.

CVVkey replaces the static 3-digit security codes on credit and debit cards with a 3 digit number that changes multiple times a day. Keyno's CVVkey is integrated with Visa enabling banks to enroll their cards using a single form. **Individual cardholders enable the CVVkey service in the Keyno App or on their Banks App.** Keyno is available everywhere VisaNet is. Now banks around the world can offer CVVkey.



CVVkey Replaces the Static CVV2

Simply, Everyone Stays Secure

At its core, **Keyno eliminates the hassle associated with CNP fraud.** Our customers don't worry about having to check their card and bank account statements constantly, or the hassle of constantly replacing their cards. Keyno reduces cardholder anxiety allowing them to take charge of their own security and shop fearlessly.

How It Works



Use CVVkey at Checkout

Keyno is an app-based solution. The app provides a 3-digit, dynamic CVV2 (dCVV2) that replaces the static CVV2 on your card. This dynamic 3-digit code is called a CVVkey. The code rotates multiple times a day, making it virtually impossible to steal.

When checking out from a merchant site online, **a cardholder just enters the CVVkey in the Security Code box instead of the static CVV2. In-store purchases are the same as before.** For Recurring payments, the cardholder provides the CVVkey at the time of entry instead of the static CVV2. CVVkey is compatible with all phone wallets like Apple Pay or Google Wallet, and in used in all cases instead of the static CVV2.

The current timeline is for pilots of Keyno's CVVkey with participating banks around the world in the spring/summer of 2020.

We Take Security Seriously

Keyno has service provider Level-1 PCI Compliance certification, the most vigorous compliance for payment networks. We use SHA-1 Hashing, server-less design, strong encryption keys, and scalable cloud architecture to guarantee security to our clients.

See our PCI Certificate: https://www.rsisecurity.com/certificate/keynoinc/

Business Model & Strategy

Europe and PSD2

PSD2 is the second Payment Services Directive, designed by the countries of the European Union. PSD2 introduces security requirements for the initiation and processing of electronic payments, as well as for the protection of consumers' financial data. One of the requirements is that financial institutions that operate in Europe will need to challenge online payments, such as card transactions, with Strong Customer Authentication; a minimum of 2 methods of authentication (2FA). Keyno's CVVkey is a good way to achieve compliance. See (paragraph #28, #33): EBA Opinion on dCVV2. Available at this link: https://eba.europa.eu/documents/10180/2622242/EBA+Opinion+on+SCA+elements+under+PSD2+.pdf

A Clear Opportunity

PSD2 is an excellent opportunity for Keyno to provide a seamless and secure cardholder experience in Europe. Finextra reported in March 2019 that 41% of the 442 European banks' survey failed to meet PSD2 requirements, and of those that did meet the requirements, the solutions that they came up with are anything but consumer-friendly. Keyno can meet PSD2 with a solution that is easy for Banks to implement and consumers to use. European national governments have announced new deadlines for banks to meet PSD2, and many are by December 2020.



Share of Banks that Have Not Met PSD2 March 2019 Deadline
Germany 02%
Finland 10%
Belgium 13%
Sweden 17%
Netherlands 33%
UK 36%
France 52%
Spain 54%
Norway 81%
Denmark 83%
Total Amount 41%

Our Projected Growth

Our growth curve is steady yet large. **One enrolled medium-sized bank generates millions of dollars in potential revenue.** Our business model makes Keyno is free for cardholders while charging the banks monthly for the service that we provide with Visa. Banks are incentivized as the monthly fee is smaller than the considerable cost savings from the reduction in fraud, customer service, and re-issuance of cards.

The service pays for itself within months, so it is a revenue boost to the bottom line for the year. Keyno requires minimal configuration to pilot and a light integration for full deployment. Keyno's sales cycle includes high-level meetings with the world's top Banks and Card Networks.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Keyno provides online fraud prevention for Credit, Debit, & Prepaid cards worldwide. We replace the static CVV2 code on your card with a dynamic CVV2 (CVVKey) code that is on your phone. Think of us as google authenticator for payment cards.

Where will your company be in 5 years?

Keyno is currently integrated with Visa's Network (VisaNet), allowing Visa card issuing banks to easily adopt the solution. Other networks are in the pipeline. Worldwide, there are over 15 billion credit, debit, & prepaid cards (total addressable market). Based on our current trajectory, within 5 years we hope (but not guarantee) to replace 40 Million of the static CVV2/CVC2 security codes used in the world with dynamic ones.

Why did you choose this idea?

December 19, 2013, changed everything for me. Target confirmed the theft of 43 million credit and debit card numbers. I knew the solution was dynamic data, information when stolen would be of no value to the thief. After six long years, Keyno is now a reality and CVVkey is available to protect credit and debit cards worldwide.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Online fraud is growing by double digits year after year. In 2018 there was $38 Billion in worldwide card fraud.

What is your proudest accomplishment?

In our first year we completed integration with VisaNet, built the Keyno App, achieved PCI level-1 compliance, and have 10 bank prospects.

How far along are you? What's your biggest obstacle?

We are in implementation stage discussions with our first bank customer. The biggest challenge is having enough staff to call on all of the banks and card issuers.

Who are your competitors? Who is the biggest threat?

Our biggest competitor is Idemia's Motion Code Card. Their solution is costly as compared to Keyno's CVVkey.

What do you understand that your competitors don't?

Customers want solutions to be accessible from their smart phones and available without having to replace all of their payment cards.

How will you make money?

We charge banks a monthly fee per card. Our technology costs are low, leading to high recurring revenue & profits.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The sales cycle at big banks can take 12-18 months from first contact to launch.

What do you need the most help with?

International & Social Media coverage of our new technology.

What would you do with the money you raise?

Hire additional sales and marketing staff to engage more customers.

Is this your first company in payments offering dynamic CVV2?

It is our second company. Robert, Lester, Bryan, & Rusty were all with a previous startup that offered dCVV2, but ended up closing. We learned a lot of what works, what does not work, and that it is truly the team that makes the difference. Keyno has a cohesive team, a concise plan, focuses on what is important, and is collaborating with major companies to quicken bank adoption and simplify integration.